ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc
1-3 Strand
London
WC2N 5EH
United Kingdom

Update- Routine announcements from
17 December 2008 to 5 February 2009

National Grid plc
3 February 2009

Publication of Final Terms

The following final terms has been approved by the UK Listing Authority and is available for viewing:

Final Terms in relation to National Grid plc’s issue of GBP 400,000,000 6.125 per cent. Instruments due 2014 under the National Grid Plc / National Grid Electricity Transmission plc Euro 15,000,000,000 Euro Medium Term Note Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7241M_1-2009-2-3.pdf

For further information, please contact

Andrew Kluth
Assistant Treasurer
National Grid plc
1-3 Strand, London WC2N 5EH

Tel:      +44 20 7004 3365
Fax:     +44 20 7004 3363

Clive Hawkins, Media Relations
National Grid plc, 1-3 Strand
London WC2N 5EH

Tel:      +44 20 7004 3147
Fax:     +44 20 7004 3167

DISCLAIMER — INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus for the National Grid plc Euro 15,000,000,000 Euro Medium Term Note Programme dated 30 July 2008) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Monday 2nd February 2009

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid plc’s capital as of 31 January 2009 consisted of 2,581,974,851 ordinary shares, of which 153,432,566 were purchased in the market and registered as Treasury Shares; leaving a balance of 2,428,542,285 shares with voting rights.

National Grid was notified late today that a further 1,892 shares held in Treasury were transferred to share scheme participants, today 2nd February 2009. Following this change, National Grid plc’s registered capital from
2 February 2009 consists of 2,581,974,851 ordinary shares, of which 153,430,674 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,428,544,177 shares with voting rights.

The figure of 2,428,544,177 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

27th January 2009

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid was notified late yesterday that 2,300 shares held in Treasury were transferred to share scheme participants, on 26th January 2009. Following this change, National Grid plc’s registered capital from 26 January 2009 consists of 2,581,974,851 ordinary shares, of which 153,432,566 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,428,542,285 shares with voting rights.

The figure of 2,428,542,285 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

National Grid plc

Monday 26th January 2009

Directors’ interests in National Grid plc (NG.) Ordinary Shares

On Friday 23rd January, Bob Catell purchased a further 2,000 American Depositary Receipts (‘ADRs’) in the US; made up of 1,200 at $43.58 per share; 700 at $43.55 per share and 100 at $43.54 per share (equivalent to 10,000 ordinary shares).

This takes his total interest to 71,455 ADRs (equivalent to 357,275 ordinary shares- comprised of options over 317,275 shares and a total of 40,000 held beneficially).

Directors’ Other Appointment

In accordance with Listing rule 9.6.14(2), the Company informs that it has noted the recent announcement by DSG International plc that John Allan, our non-executive Director, will be appointed Chairman of DSG International plc on 2 September 2009 and he is expected to be appointed a non-executive director of DSG prior to that date.

—
Contact: D C Forward
Assistant Secretary
0207 004 3226

National Grid plc (‘NG’)
22 January 2009

Notification of Directors’ Interests- Dividend Reinvestment:

NG late yesterday received notification from the Trustee that, following the operation of dividend reinvestment (the shares were purchased at 634p per share on 21 January 2009):

In the Lattice Group All Employee Share Ownership Plan, Steve Lucas became interested in an additional 20 ordinary shares;

In the National Grid Share Incentive Plan, Mark Fairbairn became interested in an additional 29 ordinary shares.

NG also received notification today from the Registrars that, following the operation of the National Grid plc Dividend Reinvestment Plan, Sir John Parker and Mark Fairbairn became interested in an additional 91 and 574 shares respectively. The shares were purchased during 21 January 2009 at 636.98p per share.

The Directors total interests after these changes are:

Director	Total interest after event

Mark Fairbairn	507,266

Steve Lucas	745,996

Sir John Parker	81,337

—
Contact: D C Forward, Assistant Secretary
0207 004 3226

National Grid plc
21 January 2009

Publication of Final Terms

The following final terms has been approved by the UK Listing Authority and is available for viewing:

Final Terms in relation to National Grid plc’s issue of EUR 500,000,000 6.50 per cent. Instruments due April 2014 under the National Grid Plc / National Grid Electricity Transmission plc Euro 15,000,000,000 Euro Medium Term Note Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0244M_1-2009-1-21.pdf

For further information, please contact

Andrew Kluth
Assistant Treasurer
National Grid plc, 1-3 Strand
London WC2N 5EH

Tel: +44 20 7004 3365
Fax:+44 20 7004 3363

Clive Hawkins
Media Relations
National Grid plc, 1-3 Strand
London WC2N 5EH

Tel: +44 20 7004 3147
Fax: +44 20 7004 3167

DISCLAIMER — INTENDED ADDRESSEES
Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus for the National Grid plc Euro 15,000,000,000 Euro Medium Term Note Programme dated 30 July 2008) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

20th January 2009

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid was notified late yesterday that 8,824 shares held in Treasury were transferred to share scheme participants, on 19th January 2009. Following this change, National Grid plc’s registered capital from 19 January 2009 consists of 2,581,974,851 ordinary shares, of which 153,434,866 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,428,539,985 shares with voting rights.

The figure of 2,428,539,985 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

14th January 2009

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid was notified late yesterday that 250,000 shares held in Treasury were transferred to share scheme trustees, on 13th January 2009. Following this change, National Grid plc’s registered capital from 13 January 2009 consists of 2,581,974,851 ordinary shares, of which 153,443,690 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,428,531,161 shares with voting rights.

The figure of 2,428,531,161 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

National Grid plc
9 January 2009
Publication of Final Terms

The following final terms has been approved by the UK Listing Authority and is available for viewing:

Final Terms in relation to National Grid plc’s issue of GBP 25,000,000 5.50 per cent. Instruments due 2013 (to be consolidated and form a single series with the GBP250, 000,000 5.50 per cent. Instruments due 2013 issued on 24 July 2006, and the GBP 35,000,000 5.50 per cent. Instruments due 2013 issued on the 18 December 2008) under the National Grid plc / National Grid Electricity Transmission plc Euro 15,000,000,000 Euro Medium Term Note Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4204L_1-2009-1-9.pdf

For further information, please contact

Andrew Kluth
Assistant Treasurer
National Grid plc
1-3 Strand, London WC2N 5EH

Tel:    +44 20 7004 3365
Fax:     +44 20 7004 3363

Clive    Hawkins
Media Relations
National Grid plc
1-3 Strand, London WC2N 5EH

Tel:    +44 20 7004 3147
Fax:     +44 20 7004 3167

DISCLAIMER — INTENDED ADDRESSEES
Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus for the National Grid plc Euro 15,000,000,000 Euro Medium Term Note Programme dated 30 July 2008) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

National Grid plc (“NG”)

8th January 2009

Notification of Directors’ Interests

— —

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP scheme, operated through Excellerate HRO UK Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 41,404 NG ordinary shares under the scheme was confirmed by the Trustee yesterday, the shares having been purchased in the market on Wednesday 7th January at a price of
678.92 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Mark Fairbairn	18 Ordinary Shares

Steven Holliday	18 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Mark Fairbairn	490,205 Ordinary Shares

Steven Holliday	1,038,449 Ordinary Shares

— —
Contact: D C Forward, Assistant Secretary (0207 004 3226)

Note: Mark Fairbairn has advised the company that, in accordance with DTR3 and Section 253 Companies Act 2006; in addition to his holding above, a further 16,458 ordinary shares are beneficially held by his partner.

6th January 2009

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that 5,332 shares held in Treasury were transferred to share scheme participants, late yesterday, 5th January 2009. Following this change, National Grid plc’s registered capital at 5 January 2009 consists of 2,581,974,851 ordinary shares, of which 153,693,690 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,428,281,161 shares with voting rights.

The figure of 2,428,281,161 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

5 January 2009

National Grid plc (NG)

—

Directors’ Interests

(Sharesave Scheme — Grant of options)

Yorkshire Building Society advised on 2 January 2009 that options were granted to eligible group employees under the Employee Sharesave Scheme with effect from 31 December 2008, in the seventh invitation under the Scheme. The following executive director was included. Steve Holliday having cancelled the option over 2,564 shares granted to him by National Grid in its 2007 Sharesave grant:

National Grid Ordinary shares

at an option price of 488p per share

Sharesave Option	Number of	Exercise	Total interest
Granted To:	NG Shares	Period	Now
Steve Holliday	3,432	6 months from 1 April 2014	1,038,431

Contact: R Kerner, Assistant Secretary- Share Schemes (0207 004 3223)

2nd January 2009

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid plc’s capital as of 31 December 2008 consisted of 2,581,974,851 ordinary shares, of which 153,699,022 were purchased in the market and registered as Treasury Shares; leaving a balance of 2,428,275,829 shares with voting rights.

The figure of 2,428,275,829 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

National Grid plc
17 December 2008
Publication of Final Terms

The following final terms has been approved by the UK Listing Authority and is available for viewing:

Final Terms in relation to National Grid plc’s issue of GBP 35,000,000 5.50 per cent. Instruments due 2013 (to be consolidated and form a single series with the GBP250,000,000 5.50 per cent. Instruments due 2013 issued on 24 July 2006) under the National Grid plc / National Grid Electricity Transmission plc Euro 15,000,000,000 Euro Medium Term Note Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3223K_1-2008-12-17.pdf

For further information, please contact

Andrew Kluth
Assistant Treasurer
National Grid plc
1-3 Strand, London WC2N 5EH

Tel:    +44 20 7004 3365
Fax:     +44 20 7004 3363

Clive    Hawkins
Media Relations
National Grid plc
1-3 Strand, London WC2N 5EH

Tel:    +44 20 7004 3147
Fax:     +44 20 7004 3167

DISCLAIMER — INTENDED ADDRESSEES
Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus for the National Grid plc Euro 15,000,000,000 Euro Medium Term Note Programme dated 30 July 2008) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.